FORM 6-K
		SECURITIES AND EXCHANGE COMMISSION
			WASHINGTON, D.C. 20549


		     Report of Foreign Issuer
		 Pursuant to Rule 13a-16 or 15d-16
		of the Securities Exchange Act of 1934


For the third quarter 2002 Financial Results
----------------------------------------------------------------------

Lucky 1 Enterprises Inc.
(formerly known as Golden Nugget Exploration Inc.)
----------------------------------------------------------------------
(Translation of Registrant's Name into English)

1460-701 West Georgia Street
P.O. Box 10147, Pacific Centre
Vancouver, BC, Canada  V7Y 1C6
----------------------------------------------------------------------
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


	Form 20F  	X		Form 40-F
			---				---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also directly furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

	Yes				No		X
			---				---
If "Yes" is marked, indicate below the file number assisgned to the registrant in connection with the Rule 12g3-2(b): N/A

======================================================================










LUCKY 1 ENTERPRISES INC.

(formerly Golden Nugget Exploration Inc.)

FINANCIAL STATEMENTS

NINE MONTH PERIOD ENDED SEPTEMBER 30, 2002

(Expressed in Canadian dollars)

(Unaudited - Prepared by Management)






















LUCKY 1 ENTERPRISES INC.
(formerly Golden Nugget Exploration Inc.)

BALANCE SHEETS

(Unaudited - Prepared by Management)

				September 30		December 31
					2002		       2001
ASSETS
Current
   Cash and term deposits	$	3,482		$     2,787
   Cash held in trust (Note 5)		    -		     26,180
   Receivables				  107		    	  -
				-------------		-----------
					3,589		     28,967

   Investments			            3		          4
   Property and equipment (Note 4)     21,436		     26,451
				-------------		-----------
				$      25,028		$    55,422
				-------------		-----------
LIABILITIES
Current
   Payables and accruals	$     142,787		$   121,843
   Payable to related parties (Note 5) 24,437		    200,587
				-------------		-----------
				      167,224		    322,430

SHAREHOLDERS' EQUITY
Capital Stock (Note 6)		$  21,474,417		$21,152,417
Subscription shares (Note 6(c))	       27,000		     27,000
Deficit				  (21,643,613)	      	(21,446,425)
				-------------		-----------
				     (142,196)	           (267,008)
				-------------		-----------
				$      25,028		$    55,422
				-------------		-----------

Going concern (Note 1)
Contingency (Note 8)
Subsequent events (Note 10)

On behalf of the Board,

"Bedo H. Kalpakian"		 "J. Wayne Murton"
-------------------		------------------
Director                         Director



LUCKY 1 ENTERPRISES INC.
(formerly Golden Nugget Exploration Inc.)

STATEMENTS OF OPERATIONS AND DEFICIT

(Unaudited - Prepared by Management)
					Nine months ended
					   September 30
					2002		2001
Income
   Interest and other		$	 42		$	 364
				-----------		------------
Expenses
   Advertising and promotion		 50		         846
   Amortization			      5,015	               7,450
   Finance, interest and foreign
      exchange			      7,907	               7,275
   Geological consulting		  -	               2,909
   Legal, accounting and audit	      6,089	               5,771
   Management fees		    110,000	    	     150,000
   Office and miscellaneous	     15,576	     	      14,637
   Professional fees		          -	      	       7,173
   Regulatory and transfer fees	     13,126	     	      12,092
   Rent				      3,865	     	      11,725
   Salaries and benefits	      7,078	     	      33,628
   Shareholder communication	     17,496	      	       5,209
   Travel, meals and entertainment    7,794			 953
   Telephone			      3,233	     	      12,958
				-----------		------------
				    197,229	    	     272,626
				-----------		------------
 Loss before other items	   (197,187)	   	    (272,262)

Other items
    Gain on sale of mineral
	property			  -	      	       4,712
    Gain on disposal of fixed asset	  -	      	       7,235
     Write-off investment in Blue Rock
        Mining Inc.		         (1)			  -
				------------		------------
				         (1)	     	      11,947

Net loss for the period		   (197,188)	   	    (260,315)
				------------		------------
Deficit, beginning of period	(21,446,425)		 (21,155,309)
				------------		------------
Deficit, end of period		$(21,643,613)		$(21,415,624)
				------------		------------
Weighted average number of shares  2,982,075	   	   3,128,373
				------------		------------
Basic and fully diluted loss per
    common share		$      (0.07)		$      (0.08)
				------------		------------



LUCKY 1 ENTERPRISES INC.
(formerly Golden Nugget Exploration Inc.)

STATEMENTS OF CASH FLOWS

(Unaudited - Prepared by Management)
						Nine months ended
						  September 30
					    2002		2001
Cash provided by (used for)

Operating
   Net loss 			$	(197,188)	$    (260,315)
   Amortization				   5,015		7,450
  Gain on sale of mineral property	       -	       (4,712)
  Gain on disposal of fixed asset	       -	       (7,235)
   Write-off investment in Blue Rock
      Mining Inc.			       1		    -
				----------------	-------------
				        (192,172)	     (264,812)
   Change in non-cash operating
      working capital
         Receivables		            (107)		(540)
         Payables and accruals		  20,944		2,445
         Payable to related parties	(149,970)	       44,846
				----------------	-------------
					(129,133)	       46,751
				----------------	-------------
   	  			        (321,305)	     (218,061)
				----------------	-------------
Investing
     Proceeds on sale of mineral
         property			      -			4,712
     Proceeds on disposal of fixed
         assets				      -			7,838
				---------------		-------------
					      -		       12,550
				---------------		-------------
Financing
   Issuance of common shares		322,000		      176,334
   Subscription shares			      -		       27,000
				---------------		-------------
					322,000		      203,334
				---------------		-------------
Increase (decrease) in cash and
    cash equivalents			    695		       (2,177)

Cash and cash equivalents,
    beginning of period			  2,787			6,309

Cash and cash equivalents, end 	---------------		-------------
    of period			$	  3,482		$	4,132
				---------------		-------------




LUCKY 1 ENTERPRISES INC.
(formerly Golden Nugget Exploration Inc.)
NOTES TO THE FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001
(Unaudited - Prepared by Management)


1. Going concern

These financial statements have been prepared on the basis of accounting principles applicable to a "going concern", which assumes that the company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

At the request of the company, the common shares of the company were voluntarily delisted from trading on the TSX Venture
Exchange at the close of trading on July 31, 2001. The company's common shares will continue to trade on the OTC
Bulletin Board under the trading symbol "LKYOF".

The company has incurred significant operating losses in prior years and has a working capital deficiency. The company's efforts are directed at reducing overhead costs and pursuing opportunities of merit. It is the Company's intention to pursue equity and debt financings in order to conduct its operations uninterruptedly.

These financial statements do not reflect adjustments that would be necessary if the "going concern" assumption were not appropriate because management believes the actions that have already been taken or planned, as described above, will mitigate the adverse conditions.

If the "going concern" assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2. Summary of significant accounting policies

The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. These interim financial statements should be read in conjunction with the most recent annual financial statements. The significant accounting policies follow that of the most recently reported annual financial statements. In the opinion of the company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

Basis of presentation

The financial statements include the accounts of Lucky 1
Enterprises Inc. (formerly Golden Nugget Exploration Inc.)
and do not include the accounts of its wholly owned investment, Blue Rock Mining, Inc. ("Blue Rock"). The accounts of Blue Rock are not included due to the fact that, as of August 27, 2002 Blue Rock has been involuntarily dissolved.


LUCKY 1 ENTERPRISES INC.
(formerly Golden Nugget Exploration Inc.)
NOTES TO THE FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001
(Unaudited - Prepared by Management)


2. Summary of significant accounting policies (Continued)

Use of estimates

In conformity with generally accepted accounting principles management is required to make estimates and assumptions that could affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

Mineral properties

The company has been engaged in the acquisition, exploration and development of mineral properties. The mineral properties are recorded at cost. The costs relating to a property abandoned were written off when the decision to abandon was made.

Loss per share

Loss per share is calculated using the weighted average number of shares outstanding during the period. The dilutive effect of options and warrants is not reflected in loss per share as the effect would be anti-dilutive.

Foreign currency translation

Monetary assets and liabilities are translated at the balance sheet date rate of exchange and non-monetary assets and liabilities are translated at historic exchange rates. Revenues and expenses are translated at the appropriate transaction date rates. Depreciation, depletion and amortization are translated at historic exchange rates.

Investments

Investments are valued at the lower of cost and market at the balance sheet date.

Property and equipment

Property and equipment are recorded at cost. The company amortizes its assets on the declining balance method at the following annual rates:

	Furniture and equipment	20%
	Computer equipment	30%

Stock-based compensation plan

The company has a stock-based compensation plan, which is described in Note 6. No compensation expense is recognized for this plan when stock or stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.


LUCKY 1 ENTERPRISES INC.
(formerly Golden Nugget Exploration Inc.)
NOTES TO THE FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001
(Unaudited - Prepared by Management)


2. Summary of significant accounting policies (Continued)

Financial instruments

The company has various instruments including cash, receivables, investments, and payables. The carrying values of these financial instruments approximate their fair value.

3. Mineral property

The company has a 100% interest in Lithium properties located in the Nipigon area, Thunder Bay Mining Division of North Western Ontario. During 2000, the company wrote off the mineral properties. On April 16, 2001, the company optioned the mineral properties to an arm's length third party
(the "Optionee"). On November 22, 2001 the Optionee cancelled the option agreement.

4. Property and equipment
							Accumulated
				Cost			Amortization
Furniture and equipment		$    126,494		$   115,881
Computer equipment		      35,112		     24,289
				------------		-----------
				$    161,606		$   140,170
				------------		-----------
				September 30		December 31
					2002		       2001
					 Net			Net
			 	  Book Value		 Book Value
Furniture and equipment		$     10,613		$    12,486
Computer equipment		      10,823		     13,965
				------------		-----------
				$     21,436		$    26,451
				------------		-----------

5. Related party transactions	September 30 		December 31
				 	2002	       	       2001
Loan payable to Las Vegas 	$	   -		$   156,470
From Home.com
Entertainment Inc.
Cash held in trust for Las.		   -	     	     26,180
Vegas From Home.com
Entertainment Inc
Director's loan payable		       6,440		          -
Geological services by a 	      17,997	     	     17,937
company owned by a
Director			------------		-----------

Total payable to related parties$     24,437		$   200,587
				------------		-----------


LUCKY 1 ENTERPRISES INC.
(formerly Golden Nugget Exploration Inc.)
NOTES TO THE FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001
(Unaudited - Prepared by Management)


6. Capital stock

(a) Authorized:

	200,000,000 common shares without par value.

Effective May 2, 2002, the company consolidated its share capital on a 5:1 basis, thereby reducing the authorized common shares to 40,000,000. The company then increased its authorized common shares to 200,000,000.

(b) Changes in issued capital stock:
				      	September 30, 2002
				    Number
				 of Shares		    Amount

Balance beginning of period	 3,485,376	$	21,152,417

   Exercise of stock options for
       cash			        -			 -
   Exercise of warrants for cash	-			 -
   Adjustment for 5 to 1 share
       consolidation		(2,788,301)			 -
   Private placement
      Proceeds			 6,440,000		   322,000
				----------	------------------
Balance end of period		 7,137,075	$	21,474,417
				----------	------------------
					December 31, 2001
				    Number
				 of Shares		    Amount

Balance beginning of period	 2,940,763	$	20,976,083

   Exercise of stock options for
       cash			   102,913		    34,990
   Exercise of warrants for cash   441,700		   141,344
   Adjustment for 5 to 1 share
       consolidation			 -		         -
   Private placement
      Proceeds				 -			 -
				----------	------------------
Balance end of period		 3,485,376	$       21,152,417
				----------	------------------









LUCKY 1 ENTERPRISES INC.
(formerly Known as Golden Nugget Exploration Inc.)
NOTES TO THE FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001
(Unaudited - Prepared by Management)


6. Capital stock (Continued)

(c) Subscription shares
				Number
				of shares	Amount
Balance at January 1, 2002	150,000		$	27,000
				--------	--------------
Balance at September 30, 2002	150,000		$	27,000
				--------	--------------

During March, 2001, the Company entered into a non-brokered Private Placement agreement with an Investor in respect to the issue of 150,000 units of the company at a price of $0.18 per unit for gross proceeds of $27,000. Each unit was to consist of one common share and one non-transferable share purchase warrant. Each share purchase warrant would have entitled the placee to purchase one additional common share in the capital of the company for a period of two years at the price of $0.24 per common share. As of September 30, 2002, the Company did not close the Private Placement, as a result of which, the 150,000 units in the capital of the Company were not issued to the Investor. Subsequent to September 30, 2002, the Company executed a full and final Settlement Agreement with the Investor whereby the Company issued to the Investor 150,000 common shares in the capital of the Company which are subject to a hold period expiring on October 2, 2003.

(d)  Warrants:

The following summarizes warrants that have been granted, exercised or have expired for the period ended September 30, 2002. All of the warrants have been issued in connection with the sale of common shares of the company, unless otherwise stated.

			Number of warrants *		Exercise
							price $
Balance beginning of period	  464,550		0.32 to 4.80

   Warrants expired		(206,250)		3.00 to 4.80
   Adjustment for 5 to 1 share
       consolidation		(206,640)
   Warrants issued		6,440,000		0.15 to 0.20
				---------		------------
Balance end of period		6,491,660		0.15 to 1.60
				---------		------------
*   One warrant is required to buy 1 (one) common share


LUCKY 1 ENTERPRISES INC.
(formerly Known as Golden Nugget Exploration Inc.)
NOTES TO THE FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001
(Unaudited - Prepared by Management)


6. Capital stock (Continued)

(e)  Warrants (Continued):

As at September 30, 2002, the following warrants are outstanding.
The warrants entitle the holder to purchase the stated number of common shares at the exercise price with the expiry dates as follows:

			Number of warrants *		Exercise
							price $
Expiry dates
December 11, 2002		   51,660		1.60
June 17, 2004			2,700,000		0.15 to 0.20
August 30, 2004		        1,740,000		0.15 to 0.20
September 20, 2004	        2,000,000		0.15 to 0.20
				---------
Balance of warrants outstanding	6,491,660
				---------
* One warrant is required to buy 1 (one) common share

(f) Stock options

The company has a stock option plan to provide employees and directors with options to purchase up to 10% of the issued and outstanding common shares of the company. The following summarizes the employees and directors stock options that have been granted, exercised, cancelled and expired during the period ended on September 30, 2002.

				Number of options **		Exercise
 								price $

Balance beginning of period		121,163			0.45

   Options expired		 	 (1,000) 		0.45
   Adjustment for 5 to 1 share
       consolidation			(96,131)
   Options expired			 (3,666)		2.25
   Options cancelled			 (2,667)		2.25
					--------
Balance end of period			  17,699		2.25
					--------
**  One option is required to buy 1 (one) common share.


LUCKY 1 ENTERPRISES INC.
(formerly Known as Golden Nugget Exploration Inc.)
NOTES TO THE FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001
(Unaudited - Prepared by Management)


6. Capital stock (Continued)

(g) Stock options (Continued)

As at September 30, 2002, the following stock options are outstanding. The options entitle the holders to purchase the stated number of common shares at the exercise price with the expiry dates as follows:

				Number of options **		Exercise
								price $
Expiry dates
April 9, 2004				   2,459		2.25
May 26, 2004			           4,229		2.25
October 5, 2004			           3,240		2.25
February 3, 2005		           7,771		2.25
					--------
Total options outstanding		  17,669
					--------
**  One option is required to buy 1 (one) common share.

7. Commitment

The company has an equipment lease with minimum annual payments of $4,440 expiring in 2005.

8. Contingency

In 1998, Lucky 1 Enterprises Inc. (formerly known as Golden Nugget Exploration Inc.) ("Lucky 1") entered into a Letter of Agreement whereby Lucky 1 was granted the sole and exclusive option to purchase an 18% interest in the Batu Hijau mining project in Indonesia for the purchase price of 666,667(post-consolidated) Lucky 1 common shares in the capital of the company and a cash payment of US$2 million. Subsequently, the vendors repudiated their agreement to complete the transaction. As a result, Lucky 1 has filed several actions in British Columbia and Indonesia claiming damages and costs against the vendors and its principal. Lucky 1 has obtained judgements in British Columbia for which no amounts have yet been determined or received. In addition, Lucky 1 has obtained a judgement in Indonesia which has not become final and legally binding and is subject to appeal processes. Furthermore, the enforceability in Indonesia of any final judgement is presently not determinable. As a result of these uncertainties, all expenditures relating to this litigation have been written off.


LUCKY 1 ENTERPRISES INC.
(formerly Known as Golden Nugget Exploration Inc.)
NOTES TO THE FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001
(Unaudited - Prepared by Management)


9. Income taxes

No income tax expense has been provided in the current period as the company has incurred a loss for income tax purposes.

Loss carry forwards

As at December 31, 2001, the non-capital losses carry forward for income tax purposes amount to $4,891,000. The tax benefits related to the loss carry forward have not been recognized in the financial statements and expire as follows:

2002		673,000
2003	      1,526,000
2004		556,000
2005		640,000
2006		725,000
2007		452,000
2008		319,000

Other

The pools of eligible Canadian development and exploration expenditures amount to $2,700,000. They can be sheltered for future earnings from resource properties.

In addition, the tax value of the company's depreciable assets is $620,000 greater than book value. This excess may be claimed as deductions for income tax purposes in future years.

The company has not recorded in its financial statements the potential income tax benefits that may be derived from those losses and other deductions because of the uncertainty that the benefits will be realized.


LUCKY 1 ENTERPRISES INC.
(formerly Known as Golden Nugget Exploration Inc.)
NOTES TO THE FINANCIAL STATEMENTS
NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001
(Unaudited - Prepared by Management)


10. Subsequent events

1. On October 4, 2002 the Company announced that it has entered into a full and final Settlement Agreement with an Investor who had previously entered into a Private Placement Subscription Agreement with the Company to acquire 150,000 units in the capital of the Company and who had paid the Company on March 22, 2001 the amount of Canadian $27,000. As a result of the Company not closing the Private Placement, the 150,000 units in the capital of the Company that were subscribed for under the Private Placement Subscription Agreement were not issued to the Investor. Pursuant to the terms and conditions of the Settlement Agreement, the Company has now closed the non-brokered Private Placement with the Investor by issuing 150,000 common shares in the capital of the Company which are subject to a hold period expiring on October 2, 2003.

2. On October 7, 2002 the Company announced a non-brokered Private Placement Financing with certain investors for up to 4,000,000 Common Shares in the capital of the Company at the price of Canadian $0.40 per Common Share, for total proceeds of up to Canadian $1,600,000. There will be a finder's fee of 10% payable to an arm's length third party in respect to this non-brokered Private Placement Financing. The proceeds of this non-brokered Private Placement Financing will be used for general working capital.

3. On October 9, 2002 the Company filed Form Type S-8 Registration Statement with the U.S. Securities and Exchange Commission in respect to the Company's 2002 Stock Option Plan.



=====================================================================


			Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



LUCKY 1 ENTERPRISES INC.
(formerly known as Golden Nugget Exploration Inc.)
--------------------------------------------------
(Registrant)

By: "Bedo H. Kalpakian"
--------------------------------------------------
BEDO H. KALPAKIAN, PRESIDENT

DATE:  October 30, 2002
--------------------------------------------------